

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2018

Vladimir Karelin
President and Chief Financial Officer
Gabbit Corp.
Gymnasiumstrasse 19-21
Vienna, Austria 1180

      Re: **Gabbit Corp.**
              Form 10-K for the Fiscal Year Ended February 28, 2017
              Filed April 17, 2017
              File No. 333-210573

Dear Mr. Karelin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Lyn Shenk

      Lyn Shenk
      Branch Chief
      Office of Transportation and Leisure